Exhibit 16.1
March 23, 2017

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Christopher & Banks Corporation and, under the date of March 16, 2017, we reported on the consolidated financial statements of Christopher & Banks Corporation as of and for the fiscal years ended January 28, 2017 and January 30, 2016, and the effectiveness of internal control over financial reporting as of January 28, 2017. On March 17, 2017, we were dismissed. We have read Christopher & Banks Corporation's statements included under Item 4.01 of its Form 8-K dated March 17, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with Christopher & Banks Corporation’s statements (a) in the first paragraph of Item 4.01(a) except that we (i) were invited to participate in the process and (ii) were dismissed effective March 17, 2017 and (b) in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP

Minneapolis, Minnesota